UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.
Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F     ☒ Form 40-F

Explanatory Note.

Avino Silver and & Gold Mines Ltd. (“Avino”) is filing its NI 43-101 Technical Report Update: Avino Property, Durango, Mexico with an effective date May 29, 2026, as filed on Sedar+ on May 29, 2026.

This Form 6-K, including exhibit 99.1 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-10 (Registration file Nos.: 333-287246; and 333-293435) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits:

99.1	NI 43-101 Technical Report Update: Avino Property, Durango, Mexico with an effect date May 29, 2026.
23.1	Consent Michael Obrien
23.2	Consent Junjie Li
23.3	Consent Jianhui Huang
23.4	Consent Hassan
23.5	Consent Kourosh Tarighi

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: May 29, 2026	By:	/s/ Jennifer Trevitt
Jennifer Trevitt
Corporate Secretary

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